

03029110

The mir ... science™

Quarterly News - DuPont Canada Inc.

DuPont Canada Reports Second Quarter Operating Results

MISSISSAUGA, ONTARIO, July 30, 2003 - DuPont Canada Inc. (TSX: DUP.A), a leading diversified science company, today announced results for the second quarter ended June 30, 2003.

Financial Review

Total sales of $672 million decreased by $17 million or 3% from the $689 million recorded last year. Excluding the $53 million contributed by Liqui-Box Corporation (acquired on May 31, 2002), sales were down 10% to $619 million. About half of the decline was due to the stronger Canadian dollar and the balance was largely the result of lower volumes.

International sales totaled $328 million. Of this amount, $275 million were exports from Canada, a decrease of 13% from last year. Sales in Canada totaled $344 million, down $28 million or 8%.

Two of DuPont Canada's five business segments achieved sales results ahead of second quarter last year. The Specialty Polymers and Films segment had $154 million in sales, which were up by $48 million or 46% ahead of 2002 (or 5% lower than last year excluding the Liqui-Box contribution). Sales of $157 million by the Specialty Materials segment were up $1 million or 1% from last year. The Nylon Enterprise, with $202 million in sales, declined $23 million or 10%. With sales of $122 million, the Performance Coatings and Polymers segment was below last year by $30 million or 20%. The Specialty Fibres segment had sales of $50 million, which were down $4 million or 7% compared to 2002.

Manufactured variable margins as a percent of sales declined 13% compared with the second quarter of 2002. This reflects the impact of increased raw material costs, notably high prices for oil and natural gas, combined with the negative impact of a stronger Canadian dollar.

Net earnings for the quarter were $45.3 million or $0.16 per share, a drop of $33.1 million or 42% below the $78.5 million or $0.28 per share last year. On a diluted basis, earnings per share decreased from $0.28 to $0.16.

The effective tax rate for the quarter was 31.0% compared with 33.5% in 2002. The decrease in rates reflects a one-time tax adjustment in 2003.

"The many challenges and uncertainties in the business climate, along with higher raw material costs and adverse Canadian exchange rate effects, made this second quarter particularly challenging," said Doug Muzyka, DuPont Canada President and Chief Executive Officer. "We were also affected externally by softening in the key automotive market. Some of our business units were also affected by the cooler spring in North America."

"While we anticipate continuing raw material and currency challenges in the next quarter", said Mr. Muzyka, "we believe we are on the right path with our strategic direction and diverse portfolio of business units that will enable us to weather this period and resume our growth."

Year-to-date sales of $1,270 million were up $6 million from 2002. Excluding Liqui-Box, year-to-date sales declined $92 million or 7% to $1,171 million. About half of this decline was due to the stronger Canadian dollar. Net earnings were $87.4 million, a decrease of $43.7 million or 33%. Basic earnings per share were down $0.16 to $0.31. Diluted earnings per share were $0.31, compared with $0.47 in 2002.

The company reflects the pro forma effect on earnings per share of stock-based compensation in a note to its financial statements in accordance with the recommendations of the Canadian Institute of Chartered Accountants. As more fully described in Note 4 to the financial statements attached, had stock-based compensation been recorded as an expense on the income statement, the year to date effect on earnings per share would have been one cent.

Company Developments

Global DuPont Transformation

At its Annual and Special Meeting of Shareholders held in Toronto on July 28, 2003, a resolution proposing the amalgamation of the Company with DCI Acquisition was approved by shareholders. The terms of the amalgamation include the conversion of all outstanding Class A common shares of the Company into redeemable preferred shares of the amalgamated company and the immediate redemption of those preferred shares for Cdn. $21.75 per share. The effective date of the amalgamation was July 28, 2003 and the effective date of the redemption was July 29, 2003.

Effective with the redemption, E. I. du Pont, through its affiliates, became the 100% owner of the outstanding shares of the amalgamated company. The Class A common shares of DuPont Canada will be delisted from the Toronto Stock Exchange and the company will shortly cease to be a reporting issuer under the securities laws of all jurisdictions.

Also at the Annual and Special Meeting, shareholders approved the reduction of the number of directors from ten to four and the appointment of Doug Muzyka, John P. Jessup, Vice President – Finance and Treasurer, E. I. du Pont de Nemours and Company; John F. (Jack) Petch, Q.C., Partner, Osler, Hoskin & Harcourt LLP (Barristers and Solicitors); and John H. Macfarlane, Partner, Osler, Hoskin & Harcourt LLP, as directors.

In his address to shareholders, Mr. Muzyka acknowledged the contribution of the former members of the board, Dave W. Colcleugh, Wendy K. Dobson, L. Yves Fortier, J. Erik Frywald, Peter S. Janson, Hon. Gordon F. Osbaldeston, Hartley T. Richardson and Mathieu Vrijsen, and thanked them for their guidance and service to shareholders.

MANAGEMENT'S DISCUSSION & ANALYSIS
Income Statement

NYLON ENTERPRISE

Sales of $202 million by the Nylon Enterprise were $23 million or 10% below last year. After-tax operating income (ATOI) of $14.7 million was $20.0 million or 58% under 2002. Reduced demand and the effects on margins of the stronger Canadian dollar and of higher raw material costs, accounted for most of this decline.

The Flooring Systems business unit accounted for the largest share of this decline for this segment. The unit had second quarter sales of $83 million, which were $34 million or 29% below last year. A slowdown, evident in the automotive, commercial and rug markets, combined to contribute to this result. Only the residential carpet market remained relatively strong during the period. The unit anticipates that this situation will continue into the third quarter.

The $59 million in sales by the Nylon Industrial Specialties business unit were essentially equal to last year. Demand was relatively steady for airbag fibre from the auto sector and industrial yarns for luggage and carrying bags for the travel and leisure markets. This trend is expected to continue in the third quarter based on sales of airbag fibre to the Asia/Pacific region, and the increased use of side airbags in more vehicles.

The demand from an active specialties market enabled the Nylon Intermediates business unit to achieve $42 million in sales, net of internal sales, an increase of $5 million or 14% over last year.

The Nylon Apparel business unit had sales of $9 million, which were $4 million or 31% below 2002. The Canadian apparel industry is expected to remain weak for the balance of 2003.

PERFORMANCE COATINGS AND POLYMERS

Sales of $122 million were recorded by the Performance Coatings and Polymers segment, which represented a decline of $30 million or 20% under 2002. ATOI of $5.9 million was $11.4 million or 66% below last year.

The Engineering Polymers business unit had sales of $57 million, which were down $18 million or 25% from 2002. Increased raw material costs, a stronger Canadian dollar, and a drop in the number of auto builds led to this decline. The potential for some moderation in raw material costs should help the unit to see some improvement in the coming months.

Sales totaling $55 million for the Performance Coatings business unit were $11 million or 17% below 2002.

The Original Equipment Manufacturer (OEM) component of the unit had sales of $31 million, which declined $8 million or 21%. A major North American customer was in the midst of a model change, which resulted in reduced demand during the quarter. A continuing operational problem at a large automotive plastic parts customer also contributed to the shortfall. Sales are expected to be more favourable as new-model production by the North American customer ramps up in the third quarter.

The Refinish component's sales of $24 million represented a drop of $3 million or 10% below 2002. The unit expects third-quarter business to show some improvement.

The Other Polymers business units had sales of $10 million, which were $1 million or 8% below last year.

SPECIALTY FIBRES

The Specialty Fibres segment recorded $50 million in sales, which were $4 million or 7% under 2002. The segment's ATOI of $5.4 million was $1.3 million or 33% above last year.

The Lycra® business unit had sales of $21 million, which were down $2 million or 7%. Although lower than last year, this result was based on continuing demand for fibre used in infant diapers and for adult incontinence products.

Sales by the Advanced Fibre Systems business unit dipped to $18 million, which were down $4 million or 18% below 2002. The protective apparel business continued to be strong in Canada and into the U.S. value chain. This positive situation, however, was offset by weakness in the life protection market, where North American orders for ballistic vests were down significantly with no immediate rebound expected.

The Nonwoven business unit, on the other hand, achieved sales of $10 million, which were up $3 million or 49%. Sales of Tyvek® proved to be extremely strong this year, and are expected to continue in the coming months.

The Dacron® business unit had sales of $2 million, which were down 47%, continuing the trend of the past several years.

SPECIALTY MATERIALS

The Specialty Materials segment had sales of $157 million, which were $1 million or 1% above 2002. ATOI of $16.9 million was up $3.0 million or 21% compared with last year.

The Agricultural Products business unit had $103 million in sales, which were up $11 million or 12% from last year. Growing conditions were more favourable, compared to the challenging conditions of dampness and drought in different areas of the country that combined to reduce sales last year. Sales are expected to grow overall this year, compared with 2002.

The Titanium Technologies business unit had sales of $27 million, which were down $2 million or 7% despite increasing share in highly competitive markets. The unit introduced some price increases that should benefit third quarter results.

Sales of $18 million by the Fluoroproducts business unit were down $7 million or 27% below last year. Cooler than normal weather and a reduction in shipments to Europe, compared with last year, were the key reasons for this decline. Unless temperatures return to more normal highs, the unit expects that sales will continue to be soft throughout the third quarter.

The Chemical Solutions business unit recorded $6 million of sales, which were under 2002 by $2 million or 21%. The unit experienced a drop in sales of its fluoro additives and surface care protection products used in the flooring industry, as well as a decline in orders for another product used to make cleaning materials. Sales remained strong, however, for Oxone®, used in the pool and spa market, and for chlorine dioxide, used to treat wastewater and for sanitation. The unit expects to remain below last year for the balance of the year.

SPECIALTY POLYMERS AND FILMS

The Specialty Polymers and Films segment achieved sales of $154 million, an increase of $48 million or 46% over 2002 (a decrease of $5 million or 5% excluding Liqui-Box sales of $53 million). ATOI was $6.1 million, down $0.5 million or 8% compared with 2002.

The Liqui-Box business unit achieved sales of $89 million, which were up $53 million or 145% above last year. This included $53 million specifically from the Liqui-Box operations that were acquired in May 2002. Unseasonably cooler weather across most of North America softened sales somewhat. The unit's results were also affected by increased raw material costs. Warmer weather in Europe, on the other hand, boosted sales. The unit is optimistic about the future based on a number of new customer contracts.

Sales of $52 million by the Packaging and Industrial Polymers (P&IP) business unit were down $6 million or 10% under 2002. All P&IP product lines were affected by reduced demand and the impact of the higher Canadian exchange rate. The unit expects softness to continue in all its markets throughout the third quarter.

The iTechnologies business unit had $8 million in sales, which were essentially on a par with 2002.

The Zodiaq® business unit, with manufacturing operations in Thetford Mines, Quebec, reported $5 million in sales, which were $1 million ahead of last year.

BALANCE SHEET and CASH FLOW

Our consolidated balance sheet remains strong, with no debt and assets of $2 537 million, a decrease of $3 million in the quarter.

Accounts receivable increased by $108 million to $603 million during the quarter, and increased by $38 million from June of last year.

Inventories decreased by $42 million to $319 million in the quarter.

Cash flow from operating activities was an outflow of $18 million for the second quarter versus an inflow of $33 million in the second quarter last year. This result largely reflects the increase in accounts receivable.

OUTLOOK

The convergence of a number of factors contributed to a particularly difficult second quarter. Sluggishness in key sectors of the U.S. economy, continuing high oil and gas-related input prices and a rapid strengthening of the Canadian dollar, all had a meaningful negative impact on second quarter results. Our outlook for the balance of the year is cautious. While we remain confident that an increasingly stable geopolitical environment will lead to an improving overall business climate, the timing of impacts on key sectors of the North American economy is uncertain. Our success in restoring margins in affected business segments is also dependent on the extent and timing of lower oil and gas prices and the response of related input prices. From a more strategic perspective, DuPont Canada's increased participation in the food sector (particularly through our Liqui-Box business unit), our expanded presence in global markets and our broad commitment to controlling costs as we manage by process, should continue to position the company for future success.

DuPont Canada Inc. is a diversified science company that serves customers across Canada and in more than 40 other countries. Headquartered in Mississauga, Ontario, the company serves global markets through offices and/or operations in Canada, the United States, Mexico, France, the United Kingdom and India. The company has 4,000 employees. For more information about DuPont Canada, please visit the company's website at http://www.ca.dupont.com.

Forward-Looking Statements: This release contains forward-looking statements based on management's current expectations, estimates and projections. All statements that address expectations or projections about the future, including statements about the company's strategy for growth, product development, market position, expected expenditures and financial results are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "projects," "indicates," and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Many factors, including those discussed more fully elsewhere in this release and in documents which may be filed with the Ontario Securities Commission and/or the Toronto Stock Exchange, as well as others, could cause results to differ materially from those stated. These factors include, but are not limited to changes in the laws, regulations, policies and economic conditions, including inflation, interest and foreign currency exchange rates, of countries in which the company does business; competitive pressures; successful integration of structural changes, including restructuring plans, acquisitions, divestitures and alliances; cost of raw materials, research and development of new products, including regulatory approval and market acceptance; and seasonality of sales of agricultural products.

For additional information, please contact:

Richard Gareau
Manager, Public Affairs
DuPont Canada Inc.
(905) 821-5623

Michael Oxley
Treasurer and Director, Finance
DuPont Canada Inc.
(905) 821-5320

DuPont Canada Inc.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (UNAUDITED)

(In thousands of Canadian dollars except per share)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
Net sales (Note 2)	$ 671 963	$ 689 307	$ 1 269 539	$ 1 263 315
Interest and other income	2 881	3 573	6 534	7 983
	674 844	692 880	1 276 073	1 271 298
Cost of goods sold and other operating charges	532 119	512 125	991 978	948 350
Selling, general and administrative expenses	49 631	43 440	97 558	84 541
Depreciation and amortization	27 335	20 085	53 157	40 084
	609 085	575 650	1 142 693	1 072 975
Earnings before income taxes and minority interest	65 759	117 230	133 380	198 323
Income taxes				
Current	24 272	38 216	42 906	66 179
Future	(3 864)	1 087	3 034	1 706
	20 408	39 303	45 940	67 885
Net earnings before minority interest	45 351	77 927	87 440	130 438
Minority interest	(34)	523	(55)	644
Net earnings (Note 2)	$ 45 317	$ 78 450	$ 87 385	$ 131 082
Basic earnings per share	$ 0.16	$ 0.28	$ 0.31	$ 0.47
Diluted earnings per share	$ 0.16	$ 0.28	$ 0.31	$ 0.47
Dividends declared per share	$ -	$ 0.10	$ 0.10	$ 0.20
Average number of shares			279 284 565	278 938 651
Diluted average number of shares			280 316 980	280 841 133
Shares outstanding at end of period			279 295 615	279 385 929

Retained earnings at beginning of year	$ 1 645 641	$ 1 543 723
Net earnings	87 385	131 082
Dividends declared	(27 925)	(55 812)
Excess of consideration paid over stated capital of common shares repurchased	-	(10 577
Retained earnings at end of period	$ 1 705 101	$ 1 608 416

DuPont Canada Inc.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands)

	June 30		December 31
	2003	2002	2002
ASSETS			
Current Assets			
Cash and cash equivalents	$ 352 203	$ 324 758	$ 456 010
Note receivable	-	48 000	-
Accounts receivable	603 157	564 783	407 097
Income taxes recoverable	11 396	-	-
Inventories	318 749	247 294	276 309
Prepaid expenses	8 868	4 608	6 677
Future Income Taxes	16 670	17 321	23 306
	1 311 043	1 206 764	1 169 399
Property, Plant and Equipment	1 720 173	1 677 127	1709 168
Less: Accumulated Depreciation	932 710	866 313	889 278
	787 463	810 814	819 890
Future Income Taxes	7 230	6 900	5 820
Goodwill	225 257	339 023	259 564
Intangibles	119 930	15 572	143 521
Deferred Pension	67 077	49 295	65 549
Other Assets	19 470	23 019	18 617
	$ 2 537 470	$ 2 451 387	$ 2 482 360
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued liabilities	$ 501 345	$ 462 827	$ 392 742
Income taxes	-	9 261	13 616
Dividends	-	27 939	27 870
	501 345	500 027	434 228
Long-Term Obligations			
Post-retirement benefits other than pension	70 745	69 559	70 368
Other	13 460	13 824	13 491
	84 205	83 383	83 859
Future Income Taxes	140 480	97 941	149 649
Minority Interest	1 135	1 744	1 080
SHAREHOLDERS' EQUITY			
Capital stock	171 384	159 876	162 825
Cumulative translation adjustment	(66 180)	-	5 078
Retained earnings	1 705 101	1 608 416	1 645 641
	1 810 305	1 768 292	1 813 544
	$ 2 537 470	$ 2 451 387	$ 2 482 360

DuPont Canada Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	Three Months Ended June 30		Six Months Ended June 30	
CASH FLOWS FROM (USED IN)	**2003**	2002	**2003**	2002
OPERATING ACTIVITIES				
Net earnings	**$ 45 317**	$ 78 450	**$ 87 385**	$ 131 082
Non-cash items in earnings statement:				
Depreciation and amortization	**27 335**	20 085	**53 157**	40 084
Future income taxes	**(3 864)**	1 087	**3 034**	1 706
Minority interest	**34**	(523)	**55**	(644)
Net change in non-cash working capital (Note 3)	**(87 409)**	(66 456)	**(192 031)**	(131 100)
Pension and other post-retirement benefits	**198**	(16)	**(1 150)**	587
Other	**(10)**	-	**(20)**	-)
	(18 399)	32 627	**(49 570)**	41 715
INVESTING ACTIVITIES				
Property, plant and equipment, net	**(16 492)**	(13 232)	**(31 605)**	(28 263)
Acquisition of a business (Note 3)	**-**	(423 930)	**-**	(423 930)
Other	**1 718**	(2 240)	**1 309**	(4 465)
	(14 774)	(439 402)	**(30 296)**	(456 658)
FINANCING ACTIVITIES				
Issue of common shares	**1 040**	8 680	**8 558**	16 275
Purchase of common shares	**-**	(3 500)	**-**	(10 786)
Dividends to shareholders	**(125)**	(27 943)	**(27 925)**	(55 812)
	915	(22 763)	**(19 367)**	(50 323)
Effect of exchange rate changes on cash and cash equivilents	**(2 022)**	-	**(4 574)**	-
Change in cash and cash equivalents	**(34 280)**	(429 538)	**(103 807)**	(465 266)
Cash and cash equivalents at beginning of period	**386 483**	754 296	**456 010**	790 024
Cash and cash equivalents at end of period	**$ 352 203**	$ 324 758	**$ 352 203**	$ 324 758

Notes to Consolidated Financial Statements

(In thousands)

Note 1 - Summary of Changes in Significant Accounting Policies

The accounting policies of the interim financial statements are the same as those described in the company's 2002 Annual Report. The disclosures in the interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the financial statements included in the company's 2002 Annual Report.

Note 2 - Industry Segment Information

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
Total segment sales				
Nylon Enterprise	$ 202 411	$ 225 288	$ 401 621	$ 429 127
Performance Coatings and Polymers	122 108	152 417	252 122	279 083
Specialty Fibres	50 149	54 059	106 370	109 905
Specialty Materials	157 362	156 001	231 040	241 900
Specialty Polymers and Films	153 991	105 742	300 971	211 942
Total sales for reportable segments	686 021	693 507	1 292 124	1 271 957
Elimination of intersegment sales				
Nylon Enterprise	(10 084)	(51)	(15 628)	(59)
Performance Coatings and Polymers	(313)	-	(487)	(2)
Specialty Fibres	(21)	(12)	(30)	(36)
Specialty Materials	(1 105)	(2 384)	(2 638)	(4 387)
Specialty Polymers and Films	(2 535)	(1 753)	(3 802)	(4 158)
Total intersegment sales	(14 058)	(4 200)	(22 585)	(8 642)
Net sales	$ 671 963	$ 689 307	$ 1 269 539	$ 1 263 315
After-tax operating income to net earnings				
Nylon Enterprise	$ 14 747	$ 34 729	$ 33 549	$ 61 685
Performance Coatings and Polymers	5 871	17 245	16 218	26 821
Specialty Fibres	5 363	4 045	11 092	9 618
Specialty Materials	16 884	13 919	19 786	16 082
Specialty Polymers and Films	6 083	6 594	14 924	13 476
Reportable segments	48 948	76 532	95 569	127 682
Net financing	1 662	2 021	4 742	4 678
Other corporate	(5 293)	(103)	(12 926)	(1 278)
Net earnings	$ 45 317	$ 78 450	$ 87 385	$ 131 082

	June 30		December 31
	2003	2002	2002
Segment assets			
Nylon Enterprise	$ 749 074	$ 691 769	$ 653 628
Performance Coatings and Polymers	210 057	182 176	173 786
Specialty Fibres	78 052	71 113	68 561
Specialty Materials	231 298	230 393	118 057
Specialty Polymers and Films	748 472	831 364	822 671
Reportable segments	2 016 953	2 006 815	1 836 703
Cash and cash equivalents	352 203	324 758	456 010
Corporate assets	168 314	119 814	189 647
Total assets	$ 2 537 470	$ 2 451 387	$ 2 482 360

Note 3 - Financial Information Included In the Consolidated Statements of Cash Flows

Net change in working capital excluding cash and cash equivalents:

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
Note receivable	$ -	$ -	$ -	$ (13 000)
Accounts receivable	(134 816)	(85 677)	(246 933)	(183 341)
Income taxes	(29 686)	11 039	(44 110)	14 910
Inventories	43 895	45 226	(42 593)	12 733
Prepaid expenses	480	4 315	(2 007)	2 382
Accounts payable and accrued liabilities	46 265	(41 422)	157 228	35 135
Dividends	(13 546)	61	(13 616)	77
Other	(1)	2	-	4
	$ (87 409)	$ (66 456)	$ (192 031)	$ (131 100)
Income taxes paid	$ 41 364	$ 31 424	$ 76 725	$ 59 558

Note 4 - Stock Based Compensation

The pro forma net earnings and earnings per share attributable to common shareholders is as follows:

		Six Months Ended June 30	
		2003	2002
Net income	As Reported	$ 87 385	$ 131 082
	Pro forma	84 674	128 698
Basic earnings per share	As Reported	0.31	0.47
	Pro forma	0.30	0.46
Diluted earnings per share	As Reported	0.31	0.47
	Pro forma	0.30	0.46